UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

XCHG Limited

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

98370X103**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “XCH.” Each ADS represents 40 Class A ordinary shares, par value US$0.00001 per share, of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98370X103**
1.	Names of Reporting Persons GGV Discovery I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 248,331,650 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 248,331,650 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,331,650 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4% of Ordinary Shares (15.2% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by GGV Discovery I, L.P., GGV Capital VI Entrepreneurs Fund L.P., GGV Discovery I L.L.C., GGV Capital VI Entrepreneurs Fund L.L.C., Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards, and Hans Tung (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. As such, GGV Discovery I L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. GGV Discovery I L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards, and Hans Tung are Managing Directors of GGV Discovery I L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons GGV Discovery I L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 248,331,650 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 248,331,650 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,331,650 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4% of Ordinary Shares (15.2% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. As such, GGV Discovery I L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. GGV Discovery I L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons GGV Capital VI Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 10,703,950 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 10,703,950 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,703,950 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% of Ordinary Shares (0.7% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. As such, GGV Capital VI Entrepreneurs Fund L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital VI Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Capital VI Entrepreneurs Fund L.L.C. owns no securities of the Issuer directly. Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung, are Managing Directors of GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital VI Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung own no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons GGV Capital VI Entrepreneurs Fund L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 10,703,950 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 10,703,950 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,703,950 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% of Ordinary Shares (0.7% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. As such, GGV Capital VI Entrepreneurs Fund L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital VI Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Capital VI Entrepreneurs Fund L.L.C. owns no securities of the Issuer directly. Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung, are Managing Directors of GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital VI Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung own no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 259,035,600 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 259,035,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,035,600(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% of Ordinary Shares (15.8% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. and (ii) 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jixun Foo has shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo owns no securities of the Issuer directly

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 259,035,600 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 259,035,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,035,600(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% of Ordinary Shares (15.8% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. and (ii) 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Glenn Solomon has shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Glenn Solomon owns no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 259,035,600 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 259,035,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,035,600(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% of Ordinary Shares (15.8% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. and (ii) 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jenny Hong Wei Lee has shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Jenny Hong Wei Lee owns no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 259,035,600 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 259,035,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,035,600(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% of Ordinary Shares (15.8% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. and (ii) 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jeffrey Gordon Richards has shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Jeffrey Gordon Richards owns no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 98370X103**
1.	Names of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 259,035,600 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 259,035,600 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,035,600(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% of Ordinary Shares (15.8% of Class A Ordinary Shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. and (ii) 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Hans Tung has shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Hans Tung owns no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

Item 1.
(a)	Name of Issuer XCHG Limited
(b)	Address of Issuer’s Principal Executive Offices XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany and No. 12 Shuang Yang Road, Da Xing District, Beijing, People’s Republic of China, 100023
Item 2.
(a)

Name of Person Filing

GGV Discovery I, L.P.

GGV Capital VI Entrepreneurs Fund L.P.

GGV Discovery I L.L.C.

GGV Capital VI Entrepreneurs Fund L.L.C.

Jixun Foo

Glenn Solomon

Jenny Hong Wei Lee

Jeffrey Gordon Richards

Hans Tung

(b)	Address of Principal Business Office or, if none, Residence GGV Capital 3000 Sand Hill Road, Suite 4-230 Menlo Park, California 94025 United States of America

(c)

Citizenship

Name

GGV Discovery I, L.P.

GGV Capital VI Entrepreneurs Fund L.P.

GGV Discovery I L.L.C.

GGV Capital VI Entrepreneurs Fund L.L.C.

Jixun Foo

Glenn Solomon

Jenny Hong Wei Lee

Jeffrey Gordon Richards

Hans Tung

Citizenship or Place of Organization Cayman Islands Cayman Islands Cayman Islands Cayman Islands Singapore United States of America Singapore United States of America United States of America

(d) Title of Class of Securities Class A Ordinary Shares, US$0.00001 par value per share
(e)

CUSIP Number

98370X103**

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “XCH.” Each ADS represents 40 Class A ordinary shares, par value US$0.00001 per share, of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 30, 2024:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Total Ordinary Shares (3)	Percentage of Class A Ordinary Shares (3)
GGV Discovery I L.P.	248,331,650	248,331,650	248,331,650	248,331,650	10.4%	15.2%
GGV Capital VI Entrepreneurs Fund L.P.	10,703,950	10,703,950	10,703,950	10,703,950	0.5%	0.7%
GGV Discovery I L.L.C. (2)	0	248,331,650	248,331,650	248,331,650	10.4%	15.2%
GGV Capital VI Entrepreneurs Fund L.L.C. (2).	0	10,703,950	10,703,950	10,703,950	0.5%	0.7%
Jixun Foo (2)	0	259,035,600	259,035,600	259,035,600	10.9%	15.8%
Glenn Solomon (2)	0	259,035,600	259,035,600	259,035,600	10.9%	15.8%
Jenny Hong Wei Lee (2)	0	259,035,600	259,035,600	259,035,600	10.9%	15.8%
Jeffrey Gordon Richards (2)	0	259,035,600	259,035,600	259,035,600	10.9%	15.8%
Hans Tung (2)	0	259,035,600	259,035,600	259,035,600	10.9%	15.8%

(1)	Represents the number of Class A ordinary shares currently held by the Reporting Persons.

(2)	GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung have shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage is based on a total of 2,378,061,531 ordinary shares (1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) outstanding as of September 11, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 10, 2024, after giving effect to an additional 5,155,520 Class A ordinary shares issued and sold pursuant to the underwriters’ option.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

GGV Discovery i L.P.
BY:	GGV DISCOVERY I L.L.C.
ITS:	General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

GGV DISCOVERY I L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

GGV CAPITAL VI ENTREPRENEURS FUND L.P.
BY:	GGV CAPITAL VI ENTREPRENEURS FUND L.L.C.
ITS:	General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL VI ENTREPRENEURS FUND L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A ordinary shares of XCHG Limited is filed on behalf of each of us.

Dated: November 13, 2024

GGV Discovery i L.P.
BY:	GGV DISCOVERY I L.L.C.
ITS:	General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

GGV DISCOVERY I L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

GGV CAPITAL VI ENTREPRENEURS FUND L.P.
BY:	GGV CAPITAL VI ENTREPRENEURS FUND L.L.C.
ITS:	General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL VI ENTREPRENEURS FUND L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung